Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES ONE YEAR CHARTER EXTENSIONS FOR M/T AIAS AND M/T AMOUREUX AT INCREASED DAY RATES PULUS 50/50 PROFIT SHARE

ATHENS, Greece, November 14, 2012 - Capital Product Partners L.P. (NASDAQ: CPLP) today announced that Capital Maritime & Trading Corp. (‘CMTC’) has exercised its option to extend the time charter employment of each of the M/T ‘Aias’ and the M/T ‘Amoureux’ for a second year at an increased gross day rate of $24,000.

In particular, the extension of the charters for the M/T ‘Aias’ (150,393 dwt, built 2008 Universal Shipbuilding Corp., Japan) and the M/T ‘Amoureux’(149,993 dwt, built 2008 Universal Shipbuilding Corp., Japan) is expected to commence in December 2012. In addition to the increased gross day rate of $24,000 the vessels will continue to earn 50/50 profit share on actual earnings settled every 6 months.

CMTC has the option to extend the time charter employment for a third year at $28,000 per day with the same profit share arrangements.

About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR (Medium Range) tankers and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com